FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

(Print or Type Responses)
1. Name and Address of Reporting Person* Joffe Sandra F.W.				2. Issuer Name and Ticker or Trading Symbol LCA-Vision Inc./LCAV				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner X Officer (give title below) Other (specify below) Secretary
(Last) (First) (Middle) 8750 Red Fox Lane				3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year December, 2002
(Street) Cincinnati, Ohio 45243							5. If Amendment, Date of Original Month/Year	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)				Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned at the end of Issuer’s Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock							96,713	I	By GRAT
Common Stock							624,585(1)	I	By GRAT
Common Stock							743,940	I	By Spouse
Common Stock							257,543	I	By Spouse’s GRAT
Common Stock							1,663,257(2)	I	By Spouse’s GRAT
Common Stock							187	D	Jointly with Spouse

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amount or Number of Shares
Option (right to buy)										Common Stock			187	D

Explanation of Responses:

All amounts reflect a 4 for 1 reverse stock split effective in 2002.

(1)These shares were previously reported as indirectly owned by a GRAT but were contributed to a second grantor retained annuity trust on December 31, 2002.

(2) These shares were previously reported as indirectly owned by a GRAT but were contributed to a second grantor retained annuity trust on December 31, 2002.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations

/s/Charles F. Hertlein, Jr.

2/7/03

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

**Signature of Reporting Person

Date

Sandra F.W. Joffe

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,

by Charles F. Hertlein, Jr.,

see Instruction 6 for procedure.

Attorney-in-fact